Totem Inc.
(the "Company")
a Tennessee Business Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended May 31, 2025 and Year December 31, 2024

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Totem Inc. Management

We have reviewed the accompanying financial statements of Totem Inc. (the Company) which comprise the balance sheets as of May 31, 2025 and December 31, 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter..

RNB Capital LLC

Tamarac, FL
August 18, 2025

TOTEM INC.
BALANCE SHEETS

		AS OF MAY 31, 2025	AS OF DECEMBER 31, 2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	111,506	55,136
Inventory		17,954	-
Inventory Deposits		97,834	-
Prepaid Freight		101,075	-
Other Prepaid Expenses		32,249	-
Total Current Assets		360,618	55,136
Non-Current Assets:			
Fixed Assets, Net	$	41,629	14,848
Intangible Assets, Net		17,557	11,517
Total Non-Current Assets		59,186	26,365
TOTAL ASSETS	$	419,804	81,501
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	149,068	30,581
Short Term Loans Payable		257,183	88,467
Other Current Liabilities		353	38
Total Current Liabilities	$	406,604	119,086
TOTAL LIABILITIES		406,604	119,086
EQUITY			
Common Stock	$	25,000	25,000
SAFE Notes		1,890,000	1,060,000
Retained Earnings		(1,901,800)	(1,122,585)
TOTAL EQUITY	$	13,200	(37,585)
TOTAL LIABILITIES AND EQUITY	$	419,804	81,501

See Accompanying Notes to these Unaudited Financial Statements

TOTEM INC.
STATEMENTS OF OPERATIONS

		PERIOD ENDED MAY 31, 2025	YEAR ENDED DECEMBER 31,2024
Revenues			
Sales	$	601,385	979,866
Cost of Goods Sold		(662,115)	(973,554)
Gross Profit	$	(60,730)	6,312
Operating Expenses			
Payroll Expenses	$	276,135	370,752
Selling Expenses		73,329	87,707
Professional Fees		73,035	103,822
Advertising and Marketing Expenses		129,466	77,469
Research and Development		10,611	226,756
Depreciation Expense		5,088	3,712
Amortization Expense		278	48
General and Administrative Expenses		128,301	251,679
Total Operating Expenses		**696,243**	**1,121,945**
Total Loss from Operations	$	**(756,973)**	**(1,115,633)**
Other Income (Expense)			
Financing Expense	$	(9,524)	-
Interest Expense		(9,451)	-
Other Income (Expense)		(3,267)	(6,952)
Total Other Income (Expense)		**(22,242)**	**(6,952)**
Net Income (Loss)	$	**(779,215)**	**(1,122,585)**

See Accompanying Notes to these Unaudited Financial Statements

TOTEM INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	SAFEs	(Deficit)	Equity
Beginning Balance at 1/1/24	-	-	-	-	-
Issuance of Common Stock	1,000,000	25,000	-	-	25,000
Safe Notes	-	-	1,060,000	-	1,060,000
Net Income (Loss)	-	-	-	(1,122,585)	(1,122,585)
Ending Balance at 12/31/24	1,000,000	25,000	1,060,000	(1,122,585)	(37,585)
Issuance of Common Stock	-		-	-	-
Safe Notes	-	-	830,000	-	830,000
Net Income (Loss)	-	-	-	(779,215)	(779,215)
Ending Balance at 05/31/25	1,000,000	25,000	1,890,000	(1,901,800)	13,200

See Accompanying Notes to these Unaudited Financial Statements

TOTEM INC.
STATEMENTS OF CASH FLOWS

		PERIOD ENDED MAY 31, 2025	YEAR ENDED DECEMBER 31, 2024
OPERATING ACTIVITIES			
Net Loss	$	(779,215)	(1,122,585)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation Expense		5,088	3,712
Amortization Expense		278	48
Inventory		(17,954)	-
Inventory Deposits		(97,834)	
Prepaid Freight		(101,075)	
Other Current Assets		(32,249)	-
Accounts Payable		118,487	30,581
Other Current Liabilities		315	38
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(124,944)	34,379
Net Cash used in Operating Activities	$	(904,159)	(1,088,206)
INVESTING ACTIVITIES			
Purchase of Fixed Assets	$	(31,869)	(18,560)
Purchase of Intangible Assets		(6,318)	(11,565)
Net Cash used in Investing Activities	$	(38,187)	(30,125)
FINANCING ACTIVITIES			
Proceeds from Loans	$	168,716	88,467
Issuance of Stocks		-	25,000
Proceeds from Safe Notes		830,000	1,060,000
Net Cash provided by Financing Activities	$	998,716	1,173,467
Cash at the beginning of period		55,136	-
Net Cash increase (decrease) for period	$	56,370	55,136
Cash at end of period	$	111,506	55,136

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		9,451	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Totem Inc. (the "Company"), a privately held corporation, was incorporated on January 19, 2024, in the state of Tennessee. The Company designs, manufactures, and sells the Totem Compass, a GPS-based friend-finding hardware device specifically developed for use at music festivals and other large-scale events. The Totem Compass enables users to locate their group in real time without the need for cellular service, Wi-Fi, or Bluetooth connectivity.

The Company generates revenue through both direct-to-consumer (DTC) sales via its e-commerce platform and business-to-business (B2B) sales to event organizers and retail partners. Its customers are located across the United States and internationally.

Totem Inc. plans to conduct a crowdfunding campaign under Regulation CF in 2025 to raise additional operating capital in support of its continued growth and expansion efforts.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses. Management's plans to address these conditions include expanding marketing within music festival channels, positioning the product as a personal safety device in other sectors, establishing international warehousing, and expanding overseas operations to reduce shipping costs and market entry barriers. To fund these initiatives, management is pursuing additional capital and investor commitments, maintaining strict spending controls, monitoring cash flow weekly, and seeking debt financing. Subsequent to the balance sheet date, the Company executed one debt financing agreement. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of May 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $111,506 and $55,136 in cash as of May 31, 2025 and December 31, 2024, respectively.

Inventory

Inventory consisted primarily of finished goods related to the Company's Totem Compass product. It is stated at the lower of cost or net realizable value, using the first-in, first-out method. As of May 31, 2025, total inventory amounted to $17,954.

As of May 31, 2025, the Company had also made advance payments of $97,834 for inventory on order. These amounts are recorded as prepaid assets and are not included in the inventory balance until the goods have been received.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2025 and 2024.

A summary of the Company's property and equipment is shown below:

Property Type	**Useful Life in Years**	**2025**	**2024**
Furniture and Fixtures	5	50,429	18,560
Less Accumulated Depreciation		(8,800)	(3,712)
Totals		**41,629**	**14,848**

Intangibles-Patents

The Company accounts for patents as intangible assets in accordance with Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other. Under ASC 350, the costs incurred to acquire patents, including legal fees associated with filing patent applications, are capitalized when the future economic benefits associated with the patents are expected to be realized by the Company. These capitalized costs are then amortized on a straight-line basis over the patents' estimated useful lives, which for legal patents generally coincides with their legal life of up to 20 years, or a shorter period if the asset is expected to provide benefits for less than its legal term.

In line with this standard, only costs directly attributable to securing and defending patents are capitalized. General research, preliminary project costs, and costs incurred after the expiration or abandonment of a patent are expensed as incurred. The Company reviews the remaining useful life of its patents at least annually and

whenever events or circumstances indicate that the carrying value might not be recoverable. If the recoverability criteria are not met, the asset is tested for impairment and written down as necessary.

Accordingly, patent costs of the Company are amortized straight-line over their estimated useful life of 20 years as shown below:

Property Type	**Useful Life in Years**	**2025**	**2024**
Patent	20	17,884	11,565
Less Accumulated Amortization		(327)	(48)
Totals		**17,557**	**11,517**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling GPS-based Totem Compass devices directly to individual consumers through its e-commerce website (Shopify). Payments for product sales are generally collected at the time of customer checkout, prior to shipment, via credit card or other payment processors. The Company's primary performance obligation is to deliver the Totem Compass device to the customer.

The Company's primary performance obligation is satisfied, and revenue is recognized, when control of the product transfers to the customer, which occurs upon shipment of the device from the warehouse when it is handed off to the shipping carrier. This point-in-time recognition is consistent with ASC 606, as the risks and rewards of ownership transfer at shipment. Coincident with revenue recognition, the Company establishes a liability for expected product returns and records an asset (and a corresponding adjustment to cost of sales) reflecting its right to recover products from customers in settlement of refund liabilities.

For future revenue streams related to monthly subscription fees for premium in-app features, revenues will be recognized over time on a straight-line basis as the Company's performance obligation, providing continuous access to these features is satisfied throughout the subscription period. Payments are expected to be collected upfront at the start of each month via app store billing, and revenue will be recognized ratably over the subscription term.

Advertising and Marketing Expenses

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses are costs that support the Company's day-to-day business operations but are not directly attributable to specific products or services. These expenses primarily include business meeting and meal costs, office supplies, office rent and utilities, employee travel expenses, and other miscellaneous administrative costs and are expensed as costs are incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024
Net Operating Loss Carryforwards	-
Accrued Expenses	5,254
Depreciation (difference in methods/timing)	(17,048)
Other Temporary Differences	199,825
Gross Deferred Tax Asset	188,031
Less: Valuation Allowance	(188,031)
Net Deferred Tax Asset (Liability)	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024, the Company had no federal or state net operating loss carryforwards. Federal NOLs arising after December 31, 2017 generally do not expire, but are subject to an 80% taxable income limitation. State NOLs expire over varying periods depending on jurisdiction. Utilization of any future NOLs may be limited pursuant to Section 382 of the Internal Revenue Code in the event of certain ownership changes.

Components of Income Tax Expense (Benefit)

During 2024, the Company paid no federal, state, or foreign income taxes. Components of income tax (benefit) for the year ended December 31, 2024 are as follows:

Component	**2024**
Current tax expense	-
Deferred tax expense (benefit)	188,031
Valuation Allowance	(188,031)
Net Deferred Tax Asset (Liability)	-

Income Taxes Paid

	2024
Federal	-
State	-
Foreign	-
Net Deferred Tax Asset (Liability)	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024	
	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(83,177)	21%
State taxes, net of federal benefit	(25,745)	7%
Permanent differences	11,673	-3%
Change in Valuation Allowance	-	0%
Other	-	0%
Total Income Tax Expense (benefit)	**(97,249)**	**25%**

Explanation of Significant Reconciling Items:

For the year ended December 31, 2024, the Company's effective tax rate differed from the U.S. federal statutory rate of 21% primarily due to state income taxes and permanent differences. State taxes, net of the related federal benefit, increased the tax benefit, while permanent differences from nondeductible expenses and other items partially reduced it. There was no change in the valuation allowance, as management concluded that, given continued cumulative losses and insufficient positive evidence, the deferred tax assets remain unrealizable. The total income tax benefit was $97,249, representing an effective rate of 25%.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into a 12-month lease agreement, as detailed below. In accordance with ASC 842, Leases, the Company elected the practical expedient for short-term leases, as the initial lease term is 12 months and no purchase option is reasonably certain to be exercised. As a result, no right-of-use asset or lease liability is recognized on the balance sheet, and lease payments are expensed on a straight-line basis over the lease term.

As of May 31, 2025, and December 31, 2024, the Company had no long-term lease commitments, guarantees, or other material lease obligations.

Lease Description	Start Date	End Date	Lease Term (Months)	Monthly Payments
Lease of Property with 1426 Williams GP (Landlord)	May 10, 2024	May 9, 2025	12	$3,500.00

NOTE 5 – LIABILITIES AND DEBT

Loans - In 2024, the Company entered into a business loan agreement with WebBank in the principal amount of $220,000. The loan has an effective repayment term of 18 months, with repayments based on 17% of daily sales proceeds credited to the Company's Shopify account. Instead of a stated interest rate, the loan carries a fixed monthly fee of $2,508. The Company may make additional manual payments to accelerate repayment. The loan is secured by a continuing, unconditional security interest in all Company assets, excluding real estate.

On February 14, 2025, the Company entered into a sale of future receipts agreement with Forward Financing LLC, selling $104,625 of future receipts for $75,000 in upfront proceeds. Repayments of $3,269 are debited weekly, approximately 7% of monthly receipts until the total amount is repaid for up to three years. The arrangement is personally guaranteed by the Company's principal, Charles Lemonds. The Company assessed the substance of the agreement and concluded it represents a financing transaction under ASC 470, *Debt*. Accordingly, the proceeds are recognized as a financial liability, with repayments reducing the liability and related costs amortized over the expected term.

Details of the outstanding balances are provided below.

				For the Period Ended May 2025			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Business Loan	220,000	-	18 mos.	220,308	-	220,308	-
Sale of Future Receipts	75,000	-	Variable	36,875	-	36,875	-
Total				257,183	-	257,183	-

				For the Year Ended December 2024			
	Principal	Interest			Non-Current	Total	Accrued
Debt Instrument Name	Amount	Rate	Maturity Date	Current Portion	Portion	Indebtedness	Interest
Business Loan	220,000	-	18 mos.	88,467	-	88,467	-
Sale of Future Receipts	75,000	-	Variable	-	-	-	-
Total				88,467	-	88,467	-

Both loan arrangements are short-term and are expected to mature within 12 months from the reporting date.

NOTE 6 – EQUITY

The Company is authorized to issue 1,000,000 shares of common stock, all of which were issued upon incorporation to the two founding shareholders, Carter Fowler and Charles Lemonds. Each holds 500,000 shares, representing a 50% ownership interest.

Voting Rights: Each shareholder is entitled to one vote per share on matters requiring shareholder approval.

Dividends: Shareholders are entitled to receive dividends if and when declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the period from 2024 through May 2025, the Company entered into multiple Simple Agreements for Future Equity ("SAFEs") with third-party investors. These agreements do not have a stated maturity date and do not accrue interest. Under the terms of each SAFE, investors are entitled to receive equity in the Company upon the occurrence of a qualified equity financing or a change of control, subject to the specific conversion provisions of the respective agreements. The SAFEs include conversion features based on valuation caps ranging from $4 million to $25 million and may also provide for conversion at an 80% discount to the price per share of the triggering financing event.

In accordance with U.S. GAAP, the Company evaluated the terms and conditions of the SAFEs and determined that settlement will ultimately occur through the issuance of the Company's equity securities. Accordingly, the SAFEs have been classified as equity instruments. The total outstanding principal amount of SAFEs as of December 31, 2024 and May 31, 2025 is summarized below.

Valuation CAP	Amount
$4M	140,000
$8M	560,000
$10M	100,000
$12M	620,000
$15M	195,000
$25M	275,000
Totals	**1,890,000**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 18, 2025, the date these financial statements were available to be issued.

On July 29, 2025, the Company sold $193,050 of future receipts to Capitalize Group LLC for $135,000. Repayment is made via weekly debits of $5,678, approximately 8% of revenue. The agreement includes a Uniform Commercial Code (UCC) lien on future receipts and prohibits the Company from pledging them to other parties.

The lease of the property with 1426 Williams GP which expired in May 2025, is currently in the process of being renewed by the Company for another 12 months.